 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDERS SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-178471

IVOICEIDEAS, INC.

(Exact name of registrant as specified in its charter)
Arboretum Great Hills

9600 Great Hills Trail

Austin, TX 78759
(Address of principal executive office)

COMMON STOCK

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 60

Pursuant to the requirements of the Securities Exchange Act of 1934 iVoiceIdeas, Inc. has caused this certification/notice to be signed on behalf of the undersigned duly authorized person.

Date: March 27, 2013	By:	//s//Kathy Gilchrist